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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

         Toronto, Canada, September 8, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that it is aware that a class action lawsuit on behalf of shareholders of Hollinger and Hollinger International Inc. ("Hollinger International") has been commenced against Hollinger, Hollinger International, certain of their respective current and former directors and officers and others in the Saskatchewan Court of Queen's Bench. A press release issued by the plaintiffs' counsel in the lawsuit does not specify the matters complained of and does not state the amount of damages sought. Hollinger has not been served with a copy of the Statement of Claim in this lawsuit and therefore has not reviewed the particular allegations of the Statement of Claim. The lawsuit has not at this time been certified by the Court as a class action.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com